John Freund · 3rd

President

Carlsbad, California, United States · Contact info

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PlusPass

University of Waterloo

Experience

President

PlusPass

May 2017 – Present · 4 yrs 2 mos

Austin, Texas Area

Driving the introduction and adoption of a fintech application for Mobile and In-Vehicle financial transactions as an emerging payment standard for the Electronic Toll Collection market.

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Senior Vice President Sales and Business Development

Kapsch TrafficCom North America

Oct 2012 – May 2017 · 4 yrs 8 mos

McLean, VA

Built out and led the Kapsch Business Development and Sales Teams to numerous Roadside and Back Office service contracts in the North American Tolling market.

Global VP Sales Federal Signal Technologies, President Sirit Division

Federal Signal Corporation

Apr 2010 – Sep 2012 · 2 yrs 6 mos

United States

Led the development and successful implementation of the global sales teams and strategy for FSTech and continue as President of the Sirit organization . Successfully delivered ISO-6C as the national standard and ETC toll programs in numerous counties including Taiwan, India, Turkey, throughout South America, Mexico, USA, Canada etc. Facilitated the sale o ...see more

VP Sales, President

Sirit

2001 – Sep 2012 · 11 yrs

United States

Led the development and expansion of the Sirit products in NA and worldwide, the introduction of ISO-6C as the dominant interoperable ETC global toll RFID standard, development of multi-protocol RFID reader technology and the sale of Sirit to Federal Signal Corporation in 2010.

Regional Operations Management and Sales Manager

Xerox
1995 – 2001 · 6 yrs
Held a number of progressive management roles in both the Operational and Sales Divisions of Xerox Business Services

Education

University of Waterloo
Economics
1977 – 1981